

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2025

Todd Foley
Senior Vice President and Interim Chief Financial Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

>   **Re: The Kroger Co.**
>   **Form 10-K for the Fiscal Year Ended February 3, 2024**
>   **Response dated February 11, 2025**
>   **File No. 001-00303**

Dear Todd Foley:

We have reviewed your February 11, 2025 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2025 letter.

Form 10-K for the Fiscal Year Ended February 3, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures, page 29

1.   We have reviewed your response and proposed disclosure to prior comment 1 noting it does not appear to address our comment. As "merchandise costs, including advertising, warehousing, and transportation, excluding depreciation and amortization and rent expenses" is not fully loaded, the "merchandising margin" and "merchandising margin, as a percentage of sales" you present do not appear to be in accordance with U.S. GAAP. If you continue to present non-GAAP FIFO merchandising margin and FIFO merchandising margin, as a percentage of sales, you are required to present with equal or greater prominence and reconcile from fully-loaded gross profit and margin measures prepared in accordance with U.S. GAAP.

Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Liquidity and Capital Resources
Net cash provided by operating activities, page 42

2.   We note your response to prior comment 2. Please expand your proposed disclosure revisions to:

   •   Disclose the reasons why you believe the presentation of "net earnings including noncontrolling interests, adjusted for non-cash items" provides useful information to investors and additional purposes for which the management uses this non-GAAP measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.
   •   Clarify the nature of the adjustment for "deferred income taxes" presented in your reconciliation. Please tell us why this adjustment does not change the recognition and measurement principles required to be applied in accordance with U.S. GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services